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                             October 23, 2020

       Jason Drummond
       Chief Executive Officer
       Dito, Inc.
       413 West 14th Street
       New York, NY 10014

                                                        Re: Dito, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
9, 2020
                                                            CIK No. 0001816906

       Dear Mr. Drummond:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated August 18, 2020.

       Amendment No. 1 to Registration Statement on Form S-1

       Business, page 38

   1. We note your responses to prior comments 6 and 7 regarding the status and development cycle of your software
platform. We note that you have no employees and one consultant.
                                                        Please clarify who
provided the software development work since you acquired the
                                                        Gametech assets in 2018
through Dito-UK and the administration proceeding. Further,
                                                        please clarify the
status of your software platform and how you expect to monetize the software platform. It
is unclear whether the software platform is ready for market or if it needs further
development to bring it to market.
 Jason Drummond
FirstName
Dito, Inc. LastNameJason Drummond
Comapany
October  23,NameDito,
             2020     Inc.
October
Page  2 23, 2020 Page 2
FirstName LastName
        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathy
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisory, at
202-551-3297 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Daniel D. Nauth, Esq.